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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

THE CHEESECAKE FACTORY INCORPORATED

(Name of Issuer)

COMMON

(Title of Class of Securities)

163072101

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 163072101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

DAVID OVERTON

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power

		4,268,749
Number of
Shares	6.	Shared Voting Power
Beneficially
Owned By		0
Each
Reporting	7.	Sole Dispositive Power
Person With
		4,268,749

	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,268,749

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9)

5.4%

12.	Type of Reporting Person (See Instructions)

IN

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer

The Cheesecake Factory Incorporated

(b)	Address of Issuer’s Principal Executive Offices

26901 Malibu Hills Road
Calabasas Hills, CA 91301

Item 2.

(a)	Name of Person Filing

David Overton

(b)	Address of Principal Business Office, or if none, Residence

26901 Malibu Hills Road
Calabasas Hills, CA 91301

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, $0.01 par value

(e)	CUSIP Number

163072101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

Item 4.	Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 4,268,749

	(b)	Percent of class: 5.4%.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 4,268,749

(ii) Shared power to vote or to direct the vote 0.

(iii) Sole power to dispose or to direct the disposition of 4,268,749

(iv) Shared power to dispose or to direct the disposition of 0.

Mr. Overton’s stock ownership excludes 63,937 shares held by Mr. Overton’s spouse as trustee for The Sheila A. Overton Living Trust. Mr. Overton has no voting or dispositive power over such shares and disclaims beneficial ownership of such shares. Additionally, Mr. Overton’s stock ownership includes 228,500 shares which he has the right to acquire upon the exercise of options to purchase within 60 days of the date of this filing.

Item 5.		Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.		Identification and Classification of Members of the Group.

Not Applicable

Item 9.		Notice of Dissolution of Group.

Not Applicable

Item 10.		Certifications.

Not Applicable

Page 4 of 5 pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUARY 20, 2006

(Date)

/s/ DAVID OVERTON

(Signature)

DAVID OVERTON
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

Page 5 of 5 pages